

May 10, 2013

Via E-mail
William J. Fox
Chief Financial Officer and Execute Vice President
Corporate Backed Callable Trust Certificates,
J.C. Penney Debenture-Backed Series 2006-1 Trust
J.C. Penney Debenture-Backed Series 2007-1 Trust
Select Asset Inc.
1271 Avenue of the Americas
New York, New York 10020

> **Re: Corporate Backed Callable Trust Certificates,**
> **J.C. Penney Debenture-Backed Series 2006-1 Trust**
> **Corporate Backed Callable Trust Certificates,**
> **J.C. Penney Debenture-Backed Series 2007-1 Trust**
> **Forms 10-K for Fiscal Year Ended December 31, 2012**
> **Filed April 1, 2013**
> **File Nos. 001-33157, 001-33286**

Dear Mr. Fox:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief

cc: Claire Hallowell